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SEC FILE NUMBER
8-40598

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Professional Broker-Dealer Financial Planning, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 West Wolfensberger Road
(No. and Street)

Castle Rock	CO	80109
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Blaine Stahlman	3036887581	bstahlman@totalspeed.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Gries & Associates, LLC
(Name – if individual, state last, first, and middle name)

501 S. Cherry St., Ste 1100	Denver	CO	80246
(Address)	(City)	(State)	(Zip Code)

3/23/2021	6778
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Blaine Stahlman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Professional Broker-Dealer Financial Planning, Inc. _____, as of 12/31 _____, 2 021 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



KATHARINE BAROWAY
Notary Public
State of Colorado
Notary ID # 20184011744
My Commission Expires 03-14-2026

Signature: _Blaine Stahlman_

Title:
President _President_

Notary Public

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Gries & Associates, LLC
Certified Public Accountants
501 S. Cherry St, Ste 1100
Denver, Colorado 80246

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Sharholders
Professional Broker-Dealer Financial Planning, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance statement of financial condition of Professional Broker-Dealer Financial Planning, Inc. (the Company) as of December 31, 2021, and the related statement of operations, changes in ownership equity, and cash flows for the period then ended and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for each of the period then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion

.

Supplemental Information

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The Accompanying information contained in the notes to the financial statements and computations of net capital, basic net capital requirement and aggregate indebtedness, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

My audit procedures included determining whether the firm's financial reports reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the firm's financial reports. In forming our opinion on the firms financial reports, we evaluated whether the firm's financial reports, including its form and contend is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Company's financial reports are fairly stated, in all material respects, in relation to the financial statements as a whole.

blaze@griesandassociates.com

501 S. Cherry St, Ste 1100, Denver, Colorado 80246
(O)720-464-2875 (M)773-255-5631 (F)720-222-5846



Gries & Associates, LLC
Certified Public Accountants
501 S. Cherry St, Ste 1100
Denver, Colorado 80246

Gries & Associates, LLC

We have served as the Company's auditor since 2022.

Denver, Colorado
March 22, 2022

blaze@griesandassociates.com

501 S. Cherry St, Ste 1100, Denver, Colorado 80246
(O)720-464-2875 (M)773-255-5631 (F)720-222-5846

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF FINANCIAL CONDITION - BALANCE SHEET
DECEMBER 31, 2021

	December 31, 2021
ASSETS	
Current Assets	
Vanguard	$ 13,916
Live Oak Savings	150,107
Wells Fargo Savings	-
Deposit with FINRA	533
Total Current Assets	164,556
Total Assets	$ 164,556
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current Liabilities	
Due to Registered Reps	-
Total Current Liabilities	-
Commitements and Contingencies	
Stockholders Equity	
Private Subs stock, $1 Par Value; Unlimited shares authorized	150,812
Retained Earnings	12,616
Net Income - Current Year	1,128
Total Stokcholders Equity	164,556
Total Liabilities and Stockholder's Equity	$ 164,556
	-

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

		December 31, 2021
Cash Flows From Operating Activities		
Net Income	$	1,128
Adjustments to reconcile net gain to net cash provided by operating activites:		
Receivables from broker/dealers		-
Other receivables		-
Secruities owned, net		-
Net Payable to broker-dealer and clearing organization		-
Net Cash Provided By Operating Activities		1,128
Net Increase		1,128
Cash Beginning Of Year		163,428
Cash End Of Year	$	164,556

NOTE 1 - DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

The Company is a registered broker-dealer incorporated under the laws of the commonwealth of Wyoming. The Company is subject to the rules and regulations of the Securities and Exchange Commission and the Financial Industry Regulatory Authority.

CRITICAL AUDIT MATTERS

During this 2021 audit, the auditor determined there were no critical audit matters arising from the current period's audit of the financial statements. The firm does not hold any client assets because all client assets are held by outside SEC AND/OR FINRA MEMBER FIRMS

SECURITY TRANSACTIONS

PROFESSIONAL BROKER-DEALER FINANCIAL PLANNING, INC. (the "Company") does not hold nor carry customer accounts, does not do any clearing, and does not accept any client investment checks payable to the Company. The Company does business solely by investment company (example mutual fund) using their investment company subscription application having all clients make all checks payable to the investment company and mailed directly to the investment company who clears the check, the investment company (mutual funds) holds all client accounts and mails all statements directly to the clients. Securities owned are valued at market value. Commission income and investment fees and expenses are recorded upon receipt. Expenses are recorded on date of occurrence.

CASH AND CASH EQUIVALENTS.

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amounts that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

1

amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

SECURITIES INVESTOR PROTECTION CORPORATION

The Company is a member of the SIPC. SIPC important notice states "Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation" in accordance with SEC Rule 17a-5(e)(4) states any company is required to file this report if it's total revenue is $500,000 or more. The Company's revenue was less than $500,000 and no report is required for the year ended December 31, 2021.

INCOME TAXES

The Company is an "S" Corporation, and as such has not provided for income taxes.

COMPREHENSIVE INCOME

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of comprehensive income that includes certain items previously not included in the statements of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2021, the Company did not have any components of comprehensive income to report.

NOTE 2 - SECURITIES OWNED

Marketable securities owned consist of trading and investment securities as follows:

Money Market	$164,023
FINRA Deposit	533
Total marketable securities	$164,556

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had capital of $160,743, which was $155,743 in excess of its required net capital of $5,000. The Company had no indebtedness of December 31, 2021. The following is a reconciliation between the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2021) of net capital and computation based on the audited financial statements.

Net Capital, as reported in Company's Part IIA (Unaudited) Focus Report	$160,743

No adjustments during audit	-
Net Capital	$160,743

PREPARED BY BLAINE STAHLMAN, PRESIDENT

See the accompanying Accountants Audit Report.